

09057833

UNITED STATES
.ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	41855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEACHTREE CAPITAL CORPORATION

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

3060 PEACHTREE ROAD N.W. STE 1830
                                         (No. and Street)

ATLANTA   GA   30305
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN R. HARLESS, CFO
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA,PC
                      (Name – if individual, state last, first, middle name)

2120 POWERS FERRY ROAD, STE 350 ATLANTA GA 30339
(Address)   (City)   PROCESSED   (State)   (Zip Code)

CHECK ONE:

MAR 1 2 2009

THOMSON REUTERS

SEC Mail Processing Section

FEB 23 2009

Washington. DC

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, STEVEN R. HARLESS _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PEACHTREE CAPITAL CORPORATION _____ , as

of DECEMBER 31 _____, 20 08 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2008

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Peachtree Capital Corporation

We have audited the accompanying statement of financial condition of Peachtree Capital Corporation as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended which are to be filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, III, and IV and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 30, 2009

PEACHTREE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets

Cash	$	50,371
Money market deposit with clearing broker-dealer		15,091
Receivable from clearing broker-dealer		29,088
Other trade receivables		18,006
Prepaid expenses		8,294
Total assets	**$**	**120,850**

Liabilities and Stockholders' Equity

Liabilities:

Accrued payroll and payroll taxes	$	20,250
Total liabilities		20,250

Stockholders' Equity:

Common stock, $1.00 par value; authorized 100,000 shares;	
issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	16,925
Retained earnings	82,675
Total stockholders' equity	**100,600**
Total liabilities and stockholders' equity	**$ 120,850**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2008

Revenues:	
Gross commissions from brokerage services	$ 901,060
Investment advisory fees	193,770
Insurance commissions	63,198
Total revenues	**1,158,028**
Expenses:	
Employee compensation and fringe benefits	428,465
Clearing fees and expenses	95,498
Regulatory fees and expenses	11,808
Telephone and communications	10,620
Quotation and research services	4,359
Insurance expenses	18,203
Office rent	180,815
Other administrative expenses	48,195
Total expenses	**797,963**
Net Income	**$ 360,065**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2008

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2007	1,000	$ 1,000	$16,925	$89,609	$107,534
Net Income				360,065	360,065
Distributions to stockholders				(366,999)	(366,999)
Balance at December 31, 2008	1,000	$ 1,000	$ 16,925	$ 82,675	$100,600

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 360,065
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(6,750)
Decrease in prepaid expenses	120
Increase in accrued liabilities	979
Net cash provided by operating activities	354,414
Cash flows from financing activities:	
Distributions to stockholders	(366,999)
Net cash used by financing activities	(366,999)
Net decrease in cash	(12,585)
Cash and cash equivalents:	
Beginning of year	78,047
End of year	**$ 65,462**

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash in its statement of cash flows. The Company maintains its cash balance at a high credit quality bank. At times, balances may exceed federally insured limits.

Income taxes- The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Accordingly, the Company's items of income, loss, deduction and credit pass through to, and are taken into account by its shareholders in computing their individual income taxes.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Securities Transactions- Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2. Deposit with Clearing Broker-dealer:

At December 31, 2008, the Company had a money market deposit with its clearing broker-dealer in the amount of $15,091. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The Company paid approximately

$180,815 in 2008 for the use of the shared facilities, furniture and equipment.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $92,306 which was $87,306 in excess of its required net capital of $5,000.

5. Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2008

Net Capital:

Total stockholders' equity qualified for net capital	$100,600
Non-allowable assets	(8,294)
Net Capital	$92,306
Aggregate Indebtedness	$20,250

Computation of Basic Net Capital Requirement:

Minimum net capital required	$ 5,000
Excess net capital	$87,306
Percentage of aggregate indebtedness to net capital	21.94%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2008)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Note - The Company was in compliance with
the conditions of exemption pursuant
to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Note - The Company was in compliance with
the conditions of exemption pursuant
to paragraph (k)(2)(ii) of the rule.

SCHEDULE IV
SCHEDULE OF CHANGE IN LIABILITIES
SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS
AS OF DECEMBER 31, 2008

Note - The Company has no subordinated
debt.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Board of Directors
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likehood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 30, 2009

